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                                 Exhibit 3.2(b)

                              Amendment to By-laws

Article III, Section 1 of the By-laws of Dawn Technologies, Inc. has been amended to read as follows:

     "Section 1. Number, Term of Office and Qualifications. The number of directors of the Corporation shall be not less than four nor more than ten, and the number within such limits shall be determined by resolution of the Board of Directors. Each director shall hold office from the time of his election and qualification until the annual meeting of the shareholders next succeeding his election and until his successor shall have been elected and shall have qualified, or until his death, or until he shall have resigned, or until he shall have been removed in the manner herein provided. The directors need not be stockholders of the Corporation."

The first sentence of Article III, Section 8(d)(iii) of the By-laws of Dawn Technologies, Inc. has been amended to read as follows:

     "The Executive Committee shall meet from time to time on call of the Chairman of the Board or the President or of any two or more members of the Executive Committee."

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